

April 14, 2015

Via E-mail
Mr. Edward Fitzpatrick
Chief Financial Officer
Genpact Limited
1155 Avenue of the Americas, 4th Floor
New York, NY 10036

    Re: **Genpact Limited**
              Form 10-K for the year ended December 31, 2014
              Filed on February 27, 2015
              File No. 001-33626

Dear Mr. Fitzpatrick:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Bookings, page 47

1) We note your disclosure of new bookings for 2014. The amount appears to represent a non-GAAP measure. As such, please revise your future filings to comply with all of the disclosure requirements in Item 10(e) of Regulation S-K. Include within your response an example of your intended disclosure. Alternatively, if you believe the measure is not non-GAAP, please explain to us in detail the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief